UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

(Amendment No. 4)*

3D SYSTEMS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88554D205

(Cusip Number)

G. Walter Loewenbaum II

Finetooth, Inc.

Suite 900

2100 Kramer Lane

Austin, TX 78758

(512) 637-3570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88554D205	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Walter Loewenbaum II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,204,262
8 SHARED VOTING POWER

262,053
9 SOLE DISPOSITIVE POWER

1,204,262
10 SHARED DISPOSITIVE POWER

262,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,466,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

8.1%
14	TYPE OF REPORTING PERSON

IN

This Amendment No. 4 is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of Amendment No. 3 to Schedule 13D by Mr. Loewenbaum on January 3, 2005. The items identified below, or the particular paragraphs of the items which are identified below, are amended to add the information as set forth below.

ITEM 1 SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share, which are referred to in this statement as the Common Stock, of 3D Systems Corporation, a Delaware corporation, which is referred to in this statement as 3D Systems. The address of 3D Systems’ principal executive offices is 26081 Avenue Hall, Valencia, California 91355.

ITEM 2 IDENTITY AND BACKGROUND.

This statement is being filed by G. Walter Loewenbaum II. Mr. Loewenbaum’s business address is Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. Mr. Loewenbaum is Chairman and Chief Executive Officer of Finetooth, Inc. (formerly STI Healthcare, Inc.), a contract management and medical data extraction company whose address is Suite 900, 2100 Kramer Lane, Austin, Texas 78758. Mr. Loewenbaum also serves as Chairman of 3D Systems’ board of directors.

During the last five years, Mr. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

Mr. Loewenbaum is a citizen of the United States.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Loewenbaum acquired the shares of Common Stock reported in this statement through the conversion, on a one-for-one basis, of 208,334 shares of Series B Convertible Preferred Stock of 3D Systems, plus the conversion of accrued and unpaid dividends on the Series B Convertible Preferred Stock into 1,852 shares of Common Stock at a conversion price of $6.00 per share. The converted shares of Series B Convertible Preferred Stock of 3D Systems were purchased with the personal funds of Mr. Loewenbaum, in 2003.

ITEM 4. PURPOSE OF THE TRANSACTION.

Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire additional shares of the Common Stock and other securities of 3D Systems in open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional securities or to dispose of any securities will take into account various factors.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) As of the date of the filing of this statement, Mr. Loewenbaum, in the aggregate, beneficially owns 1,466,315 shares of the Common Stock, which is approximately 8.1% of the shares of the Common Stock believed to be outstanding. Mr. Loewenbaum beneficially owns a total of 1,204,262 shares with sole voting and dispositive power, and he shares voting and dispositive power with his wife Lillian Loewenbaum with respect to 262,053 shares. Mrs. Loewenbaum’s address is Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. During the last five years, Mrs. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws. Mrs. Loewenbaum is a citizen of the United States.

(c) On June 8, 2006, Mr. Loewenbaum converted (i) on a one for one basis, 208,334 shares of Series B Convertible Preferred Stock of 3D Systems, plus (ii) accrued and unpaid dividends on the Series B Convertible Preferred Stock into 1,852 shares of Common Stock at a conversion price of $6.00 per share, for an aggregate of 210,186 shares of Common Stock. As of June 8, 2006, accrued and unpaid dividends on the 208,334 shares of Series B Convertible Preferred Stock of 3D Systems held by Mr. Loewenbaum amounted to 1,852 shares of Common Stock.

The converted shares of Series B Convertible Preferred Stock were purchased in a private placement transaction in 2003 using personal funds.

In addition to the shares acquired pursuant to this transaction, during the past 60 days, Mr. Loewenbaum received the annual grant to non-employee directors of 3,000 shares of Common Stock from 3D Systems. These shares were purchased by Mr. Loewenbaum on May 16, 2006 at a purchase price of $0.001 per share.

Mr. Loewenbaum expressly disclaims beneficial ownership of (i) 78,584 shares of Common Stock issuable upon conversion of the 6% convertible subordinated debentures and (ii) the 45,371 shares of Common Stock held by Mrs. Loewenbaum. Mr. Loewenbaum also disclaims beneficial ownership of any securities over which he has neither voting nor dispositive authority. The filing of this statement on Schedule 13D by Mr. Loewenbaum is not an admission by Mr. Loewenbaum that he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of these shares of Common Stock.

(d) Other than Mr. Loewenbaum, Mrs. Loewenbaum has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of some of the securities of 3D Systems.

(e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Debenture Purchase Agreement regarding 3D Systems’ 6% convertible subordinated debentures due 2013, pursuant to which Mr. Loewenbaum and his affiliates purchased $1,550,000 principal amount of such debentures, stock option agreements with 3D Systems, pursuant to which Mr. Loewenbaum has the right to purchase shares of the Common Stock and the Restricted Stock Plan for Non-Employee Directors of 3D Systems in which Mr. Loewenbaum is a participant, and except as may be set forth in Mr. Loewenbaum’s initial filing on Schedule 13D and Amendment Nos. 1, 2 and 3 thereto, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of 3D Systems, including but not limited to the transfer or voting of any of these securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2006

G. Walter Loewenbaum II

By:	/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr., Attorney-in-Fact